Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Business Development Corporation of America II:

We consent to the use of our report dated March 30, 2015 with respect to the statement of assets and liabilities of Business Development Corporation of America II (a development stage entity) as of December 31, 2014, and the related statements of operations, changes in net assets (deficit) and cash flows for the period from April 17, 2014 (date of inception) to December 31, 2014, included herein and to the references to our firm under the headings “Experts” and “Change in Independent Registered Public Accounting Firm” in the Registration Statement on Form N-2 (File No.333-197447).

/s/KPMG LLP

New York, New York
April 17, 2015